                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                      ADVANCED TECHNOLOGY INDUSTRIES, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    00759X100
                         -------------------------------
                                 (CUSIP Number)

                                  Kurt Seifman
                     5 West 86th Street, New York, NY 10024
                                 (212) 877-0055
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 19, 2001
                 ----------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

This Amendment No. 4 amends the 13D filed by Kurt Seifman on November 8, 2000, the 13D/A filed by Kurt Seifman and ERBC on December 14, 2000, the 13D/A filed by Kurt Seifman and ERBC on January 22, 2001, and the 13D/A filed by Kurt Seifman and ERBC on July 11, 2001.

--------------------------------------------------------------------------------

CUSIP NO.  00759X100                   13D/A                   Page 2 of 6 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Kurt Seifman
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                              6,727,440
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY              16,451,138
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   3,227,440

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                           16,451,138

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,178,578
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately  61.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

CUSIP NO.  00759X100                   13D/A                   Page 3 of 6 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ERBC Holdings Limited
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                   /   /

-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                             -0-
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY              16,451,138
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   -0-

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                            16,451,138

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,451,138
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately  43.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         Title of Class: Common Stock, par value $.0001

         Issuer: Advanced Technology Industries, Inc.

         Principal Executive Offices:
                 Taubenstrasse 20
                 Berlin, Germany D-10117


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Kurt Seifman and ERBC Holdings Limited, hereinafter collectively referred to as "Reporting Parties". Mr. Seifman is the sole beneficial shareholder of ERBC Holdings Limited.


         (a) Kurt Seifman

         (b) Mr. Seifman's residential address is 5 West 86th Street, New York, NY, 10024

         (c) Mr. Seifman is the Chairman of the Board of Directors of ERBC Holdings Limited

         (d) During the last five years, Mr. Seifman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Seifman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Seifman is a United States citizen.



         (a) ERBC Holdings Limited ("ERBC")

         (b) The address of the company is c/o Finbar F. Dempsey & Company, Cockburn House, Market Street, P. O. Box 70, Grand Turk, Turks & Caicos Islands, British West Indies

         (c) The company is engaged in the merchant banking business.

         (d) During the last five years neither ERBC, nor, to the best of the knowledge of ERBC, any director or executive officer of ERBC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither ERBC, nor, to the best of the knowledge of ERBC, any director or executive officer of ERBC has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) ERBC is a British Virgin Islands corporation.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The transaction being reported herein is a conversion of debt owed to ERBC into equity of the Issuer.

        ERBC loaned in excess of $527,873 to Issuer for working capital. Issuer requested that ERBC convert $527,873 of the debt owed to ERBC into 3,336,745 shares of Issuer's stock in full satisfaction of $527,873 of the previously contracted debt. The consideration paid was the $527,873 debt which had been loaned but which ERBC agreed to extinguish in exchange for the 3,336,745 shares of Issuer's stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         ERBC has loaned Issuer money from time to time for the operations of ATI and to provide ATI with working capital, which loans currently total in excess of $527,873. Issuer requested that ERBC convert $527,873 of the debt owed to ERBC into 3,336,745 shares of ATI stock in full satisfaction of $527,873 of the previously contracted debt. ERBC was willing to do so and an agreement to that effect was made on May 1, 2001, which was formalized and executed on July 19, 2001. Pursuant to the agreement as executed July 19, 2001, $527,873 of the previously contracted debt to ERBC would be converted into 3,336,745 shares of the $.0001 par value common stock of the issuer, extinguishing and satisfying $527,873 of said debt. A copy of the Agreement in the form executed is attached hereto as Exhibit 7.1. ERBC also previously owned an additional 13,114,393 shares of the common stock of Issuer.

         Under the Agreement, ERBC is prohibited from transferring the shares for a period of two years from the date of the Agreement without the consent of the Issuer.

        The Reporting Parties may formulate other purposes, plans or proposals relating to the securities of the Issuer owned by the Reporting Parties to the extent deemed advisable in light of market conditions, investment policies and other factors.

         As stated in the 13D/A filed by Reporting Parties on July 11, 2001, Mr. Seifman may exchange more of his Issuer's stock in exchange for Bavaria Tech stock, which will be reported upon the Closing of such transactions.

         Except as indicated in this or their previous Schedule 13D/As, the Reporting Parties have no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Seifman is the individual beneficial owner of 3,227,440 shares of the Issuer as to which he has the sole voting power and dispositive power, in addition to the 3,500,000 shares as to which he has sole voting power as Proxy Holder pursuant to an Irrevocable Proxy previously reported, for a total of 6,737,440 shares of Issuer. Upon the closing of the transactions reported herein, ERBC will be the beneficial owner of 16,451,138 shares of the Issuer. Mr. Seifman is the sole beneficial owner of all of the outstanding stock of ERBC.

         (b) Mr. Seifman shares the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by ERBC.

         (c) In the past sixty days, Kurt Seifman exchanged 642,500 shares of Issuer's stock in exchange for 612,500 shares of a corporation named Bavaria Tech Limited, a Delaware corporation, previously known as Arbat American Autopark, which transaction was reported in the 13D/A filed by Reporting Parties on July 11, 2001.

         (d)  Not applicable.

         (e)  Not applicable.

         To the best of ERBC's knowledge, other than as set forth in this 13D/A, no executive officer, director or controlling person of ERBC has any interest in the securities of the Issuer.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Except for the Irrevocable Proxy executed by the Josephs in favor of Kurt Seifman as Proxy Holder, as reported in the 13D/A filed by Reporting Parties on January 22, 2001, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Reporting Parties and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.1  Conversion Agreement between ERBC Holdings, Inc. and Issuer.

         7.2 Copy of an Agreement between Kurt Seifman and ERBC to file this Statement on Schedule 13D on behalf of each of them.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 15, 2001                    ERBC Holdings Limited

                                       By /s/ Kurt Seifman
                                          -----------------------------------
                                          Kurt Seifman, Chairman of the Board


DATED:  August 15, 2001                   /s/ Kurt Seifman
                                          -----------------------------------
                                          Kurt Seifman